UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

SAFE BULKERS, INC.

(Translation of registrant’s name into English)

Apt. D11, Les Acanthes 6, Avenue des Citronniers, MC98000 Monaco

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F   o

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  o          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be incorporated by reference into our registration statement on Form F-3, as filed with the Securities and Exchange Commission on July 1, 2020 and as may be further amended, to the extent not superseded by documents or reports subsequently filed by us under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended.

EXHIBIT INDEX

1. Press Release dated February 14, 2023: Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2022 Results.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 15, 2023

SAFE BULKERS, INC.

By:	/s/ Konstantinos Adamopoulos
Name:	Konstantinos Adamopoulos
Title:	Chief Financial Officer

Safe Bulkers, Inc. Reports Fourth Quarter and Twelve Months 2022 Results and

Declares Dividend on Common Stock

Monaco – February 14, 2023 -- Safe Bulkers, Inc. (the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced today its unaudited financial results for the three and twelve month periods ended December 31, 2022. The Board of Directors of the Company also declared a cash dividend of $0.05 per share of outstanding common stock.

Financial highlights
In million U.S. Dollars except per share data	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Twelve Months 2022	Twelve Months 2021
Net revenues	86.7	93.7	91.6	77.7	92.4	349.7	329.0
Net income	34.9	51.0	50.3	36.4	65.2	172.6	174.3
Adjusted net income[1]	37.0	48.8	50.4	32.3	50.4	168.5	154.0
EBITDA[2]	53.8	69.1	66.5	51.0	82.4	240.4	244.3
Adjusted EBITDA [2]	56.0	66.9	66.5	46.9	67.6	236.4	223.9
Earnings per share basic and diluted[3]	0.28	0.41	0.40	0.28	0.51	1.36	1.44
Adjusted earnings per share basic and diluted [3]	0.29	0.39	0.40	0.24	0.39	1.32	1.26

Average daily results in U.S. Dollars
Time charter equivalent rate[4]	21,078	23,403	25,050	21,352	26,180	22,712	21,752
Daily vessel operating expenses[5]	5,323	4,949	4,981	5,722	5,149	5,235	4,830
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses[6]	4,822	4,571	4,648	4,923	4,666	4,738	4,529
Daily general and administrative expenses[7]	1,437	1,360	1,382	1,520	1,517	1,423	1,508

1 Adjusted Net income  is a non-GAAP measure. Adjusted Net income represents Net income before impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expense and gain/(loss) on foreign currency. See Table 4.

2 EBITDA is a non-GAAP measure and represents Net income plus net interest expense, tax, depreciation and amortization. See Table 4. Adjusted EBITDA is a non-GAAP measure and represents EBITDA before gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency. See Table 4.

3 Earnings per share ("EPS") and Adjusted Earnings per share represent Net Income and Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares respectively. See Table 4.

4 Time charter equivalent rate, or TCE rate, represents charter revenues less commissions and voyage expenses divided by the number of available days. See Table 5.

5  Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. See Table 5.

6 Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. See Table 5.

7  Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. See Table 5.

Selected financial highlights
In million U.S. Dollars	Q4 2022	Q3 2022	Q2 2022	Q1 2022	Q4 2021
Total cash[8]	123.3	121.7	139.4	166.3	112.3
Revolving credit facilities[9]	145.0	144.3	135.4	146.6	137.7
Financing commitments[10]	51.0	—	20.0	46.2	46.2
Unsecured debt[11]	104.6	95.4	101.8	108.3	—
Secured debt[12]	309.8	344.2	322.9	293.3	355.7
Total debt[13]	414.4	439.6	424.7	401.6	355.7
Number of vessels at period end	44	44	42	40	39
Average age of fleet	10.72	10.47	10.47	10.48	10.30
Net debt per vessel[14]	6.6	7.2	6.8	5.9	6.2

Management Commentary

Dr. Loukas Barmparis, President of the Company, said: "Revenues and EBITDA, although still strong, declined from the 3rd quarter and year ago 4th quarter levels. Our balance sheet is strong, with significant cash and revolver capacity. Our net debt per vessel reflects the conservative nature of our capital structure. We are focused on renewing our fleet through our extensive orderbook, while reducing the footprint of our existing vessels implementing a program of environmental upgrades."

Environmental Social Governance and Responsibility - Environmental investments - Dry-dockings

Ballast Water Treatment Systems - BWTS

The Company has concluded the retrofit of its vessels with BWTS, having installed such systems on all existing vessels as of February 10, 2023.

Scrubbers

As of February 10, 2023, the Company has installed Scrubbers on 19 out of 44 existing vessels and has agreed to four additional Scrubber installations on the remaining four of its Capesize class vessels, three of which are expected to be installed within 2023 and the fourth in 2024, all ahead of expected establishment of sulfur oxides (SOX) emissions controlled area (ECA) in the Mediterranean Sea.

Green House Gas - GHG emissions investments

As of February 10, 2023, the Company's fleet consists of 44 vessels, 12 of which are eco-ships built after 2014 and three IMO GHG Phase 3 - NOx Tier III ships built 2022 onwards. Following the scheduled deliveries of four newbuilds in 2023, three newbuilds in 2024 and one newbuild in 2025, all complying with IMO GHG Phase 3 - NOx Tier III regulation, the Company's fleet by early 2025 is expected to include 23 vessels with improved energy efficiency. The capital expenditure for the 11 IMO GHG Phase 3 - NOx Tier III newbuild program designed to produce environmental competitiveness in the quickly evolving regulatory environment is approximately $371.7 million, including supervision fees and commissions of $9.7 million.

8 Total Cash represents Cash and cash equivalents plus Time deposits and Restricted cash.

9 Undrawn borrowing capacity under revolving reducing credit facilities.

10 Secured financing commitments for loan and  sale and lease back financings.

11 Unsecured debt represents the five year tenor unsecured non-amortizing bond, net of deferred financing costs, maturing in February 2027.

12  Secured debt represents Long-term debt plus current portion of long-term debt, net of deferred financing costs.

13 Total Debt represents Unsecured debt plus Secured debt.

14 Net debt per vessel represents Total Debt less Total Cash divided by the number of vessels at periods end.

In parallel, the Company is continuing  a vessel environmental upgrade program, in relation to existing and forthcoming  GHG emission regulations, which involves application of low friction paints and installation of energy saving devices, scheduling to upgrade 20 existing vessels by the end of 2023.

During the year ended December 31, 2022, the Company completed environmental upgrades on five vessels, namely the MVs Efrossini, Pedhoulas Rose, Venus Horizon, Sophia and Pelopidas and has partially completed environmental upgrades on the MV Maria. During the first quarter of 2023, the Company completed the environmental upgrades on MV Maria and has scheduled three additional dry-dockings with an estimated aggregate number of 107 down-time days. During the second quarter of 2023, the Company has scheduled six dry-dockings with an estimated aggregate number of 156 down-time days. The budget for environmental upgrades in 2023 is approximately $6.9 million.

Fleet update

As of February 10, 2023, we had a fleet of 44 vessels, consisting of 12 Panamax, 7 Kamsarmax, 17 Post-Panamax and 8 Capesize vessels with an aggregate capacity of 4.5 million dwt and average age of 10.5 years.

Orderbook

As of February 10, 2023, we had an orderbook of eight newbuilds designed to meet the International Maritime Organization regulations related to the reduction of green house gas and NOx emissions (the ''IMO GHG Phase 3 - NOx Tier III''), seven of which are Kamsarmax class vessels and one is a Post-Panamax class vessel, with four scheduled deliveries in 2023, three in 2024 and one in the first quarter of 2025.

Newbuild delivery

As of February 10, 2023, the Company has taken delivery of the MV Climate Ethics, an IMO GHG Phase 3 - NOx Tier III, Japanese Post-Panamax class vessel.

Vessel sale

In September 2022, the Company entered into an agreement for the sale of MV Pedhoulas Trader, a 2006 Japanese-built, Kamsarmax class vessel at a sale price of $15.9 million to an unaffiliated third party. The sale was consummated in January 2023.

Chartering our fleet

Our vessels are used to transport bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes. We intend to employ our vessels on both period time charters and spot time charters, according to our assessment of market conditions. Our customers represent some of the world’s largest consumers of marine drybulk transportation services. The vessels we deploy on period time charters provide us with visible and relatively stable cash flow, while the vessels we deploy in the spot market allow us to maintain our flexibility in low charter market conditions and provide an opportunity for a potential upside in our revenue when charter market conditions improve. The chartering of our vessels is arranged by our Managers15 without management commission. The average total chartering commission including 3rd party brokers was approximately 3.8% during the fourth quarter of 2022, lower than the standard industry average of 5%, as a result of our Managers' relations forged over the years with our Managers' counterparts.

As of February 10, 2023, we employed, or had contracted to employ, 12 vessels in the spot time charter market (with up to three months original duration) and 32 vessels in the period time charter market (with original duration in excess of three months), of which 11 with original duration of more than two years and further three with original duration of more than one year. As of February 10, 2023, the average remaining charter duration across our fleet was 1.0 year.

As of February 10, 2023, we had contracted revenue of approximately $229.5 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit. Focusing on the volatility associated with the Capesize charter market, as of February 10, 2023, all eight of our Capesize class vessels have been chartered in period time charters, five of which for remaining charter durations exceeding one year. The average remaining charter duration of our Capesize class vessels was 2.8 years and the average daily charter hire was $19,849, resulting in a contracted revenue of approximately $161.7 million net of commissions, excluding the additional compensation related to the use of Scrubbers.

During the fourth quarter of 2022, we operated 44.00 vessels on average earning a TCE of $21,078 compared to 39.23 vessels earning a TCE of $26,180 during the same period in 2021. As of February 10, 2023, our contracted fleet employment profile is presented in Table 1.

Table 1: Contracted employment profile of fleet ownership days as of February 10, 2023

2023 (remaining)	50%
2023 (full year)	56%
2024	26%
2025	15%

Debt

As of December 31, 2022, our consolidated debt before deferred financing costs was $422.6 million, including the €100 million - 2.95% p.a. fixed coupon, non amortizing, unsecured bond issued in February 2022 and maturing in February 2027. As of December 31, 2022, our consolidated leverage16 was about 34% and our weighted average interest rate during the year ended December 31, 2022, was 3.25%. During the year ended December 31, 2022, we made scheduled principal payments of $30.0 million and voluntary debt prepayments of $161.3 million. The repayment schedule of our debt as of December 31, 2022, is presented in Table 2 below:

15 Safety Management Overseas S.A., Safe Bulkers Management Monaco Inc., and Safe Bulkers Management Limited, each of which is a referred to herein  as "our Manager" and collectively "our Managers".

16 Consolidated leverage is a non-GAAP measure and represents total consolidated liabilities divided by total consolidated assets. Total consolidated assets are based on the market value of all vessels, as provided by independent broker valuators on quarter-end, owned or leased on a finance lease taking into account their employment, and the book value of all other assets. This measure assists our management and investors by increasing the comparability of our leverage from period to period.

Table 2: Loan repayment Schedule as of December 31, 2022

(in USD million)

Ending December 31,	2023	2024	2025	2026	2027	2028	2029	2030-2032	Total
Secured debt	45.7	26.1	76.4	50.7	48.2	35.4	5.6	27.5	315.6
Unsecured debt	0.0	0.0	0.0	0.0	107.0	0.0	0.0	0.0	107.0
Total debt	45.7	26.1	76.4	50.7	155.2	35.4	5.6	27.5	422.6
Fleet scrap value[17]									348.0

Liquidity and capital resources, capital expenditure requirements and debt as of December 31, 2022

We had $123.3 million in cash, cash equivalents, bank time deposits and restricted cash, $145.0 million in undrawn borrowing capacity available under existing revolving reducing credit facilities and $51.0 million in undrawn borrowing capacity available under two loan facilities in relation to two newbuild vessels. We had paid $67.4 million for our capital expenditure requirements in relation to our orderbook. Furthermore, we had contracted revenue of approximately $292.0 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the Scrubber benefit, and additional borrowing capacity in relation to seven unencumbered vessels and seven newbuilds upon their delivery.

We had a fleet of 44 vessels, an orderbook of nine newbuilds and had contracted to sell one vessel. The remaining capital expenditure requirements were $246.2 million in aggregate, consisting of $243.5 million in relation to the nine newbuilds on order, and $2.7 million in relation to five Scrubbers and one ballast water treatment system ("BWTS") retrofits. The schedule of payments of the remaining capital expenditure requirements is $155.5 million in 2023, $74.3 million in 2024 and $16.4 million in 2025.

We had $422.6 million of outstanding consolidated debt before deferred financing costs, including the unsecured bond issued in February 2022.

Liquidity and capital resources, capital expenditure requirements and debt as of February 10, 2023

We had $114.6 million in cash, cash equivalents, bank time deposits, restricted cash, $132.0 million in undrawn borrowing capacity available under existing revolving reducing credit facilities and $118.5 million in undrawn borrowing capacity available under three loan facilities in relation to three newbuild and three existing vessels. We had paid $87.5 million for our capital expenditure requirements in relation to our orderbook. Furthermore, we had contracted revenue of approximately $229.5 million, net of commissions, from our non-cancellable spot and period time charter contracts excluding the scrubber benefit, and additional borrowing capacity in relation to seven unencumbered vessels and five newbuilds upon their delivery.

17 The fleet scrap value is calculated on the basis of fleet aggregate light weight tons ("lwt") and scrap rate of $515/lwt ton (Clarksons data), on December 31, 2022.

We had a fleet of 44 vessels and had placed orders for eight newbuilds. The remaining capital expenditure requirements were $224.9 million in aggregate, consisting of $223.4 million in relation to the newbuilds on order and $1.5 million in relation to four Scrubbers retrofits. The schedule of payments of the remaining capital expenditure requirements is $134.2 million in 2023, $74.3 million in 2024 and $16.4 million in 2025.

We had $413.9 million of outstanding consolidated debt before deferred financing costs, including the unsecured bond.

Common Stock Repurchase Program

In June 2022, the Company authorized a program under which it may from time to time in the future purchase up to 5,000,000 shares of its common stock. As of February 10, 2023, approximately 56% of the program, or 2,807,418 shares of common stock, had been repurchased and cancelled under the repurchase program.

Update on COVID-19, company's actions and status

The COVID-19 pandemic has had a significant impact on the shipping industry and seafarers, as port lockdowns and travel restrictions were imposed globally during 2020 and 2021 and continued in 2022. Presently, travel restrictions have been eased in most parts of the world, including China in the first quarter of 2023, however it is not known how the pandemic will develop in the future. The Company has worked extensively to find solutions focusing on effectively managing crew changes despite such ongoing port lockdowns and travel restrictions. The Company has also taken measures to protect its seafarers' and shore employees' health and well-being, keep its vessels sailing with minimal disruption to their trading ability, service its charterers, continue vessels' maintenance and dry-dockings and mitigate and address the risks, effects and impact of COVID-19 on its operations and financial performance.

There has been a negative effect from the COVID-19 pandemic on the Company's results of operations and financial condition during the fourth quarter of 2022, due to crew repatriation and related costs of about $0.5 million compared to the respective pre-COVID-19 period. Certain delays are also expected in relation to dry-docking durations and schedules due to restrictions imposed in China. Any future impact of COVID-19 on the Company’s results of operations and financial condition and any long-term impact of the pandemic on the dry bulk industry, will depend on future developments, which could impact world trade and global growth.

War in Ukraine

As a result of the war between Russia and Ukraine which commenced in February 2022, the US, the EU, the UK, Switzerland and others have announced unprecedented levels of sanctions and other measures against Russia and certain Russian entities and nationals. We intend on complying with these requirements and addressing their potential consequences. While we do not have any Ukrainian or Russian crew, our vessels currently do not sail in the Black Sea and we conduct limited operations in Russia and Ukraine, we will continue to monitor the situation to assess whether the conflict could have any impact on our operations or financial performance.

At-the-market equity offering program

In August 2020, the Company filed a prospectus supplement with the Securities and Exchange Commission (“SEC”), under which it could offer and sell shares of its common stock (“Shares”) from time to time up to aggregate sales proceeds of $23.5 million through an “at-the-market” equity offering program (the “ATM Program”). In May 2021, the Company filed a supplement to its prospectus supplement to increase the capacity under the ATM Program to allow for sales of Shares for aggregate gross offering proceeds of up to $100.0 million.

Since September 27, 2021  the Company has not sold any shares of common stock under the ATM Program, which presently remains inactive. Since the inception of the ATM Program the Company had sold 19,417,280 shares of common stock under the ATM Program with aggregate net offering proceeds to the Company of $71.5 million. Shares of common stock with aggregate sales proceeds of up to $28.5 million remain available for sale.

Dividend Policy

In October 2022, the Board of Directors of the Company declared a cash dividend of $0.50 per share on each of its 8.00% Series C Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.C) and 8.00% Series D Cumulative Redeemable Perpetual Preferred Shares (NYSE: SB.PR.D) for the period from July 30, 2022 to October 29, 2022, which was paid on October 31, 2022 to the shareholders of record as of October 21, 2022.

In November 2022, the Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.05 per share which was paid on December 15, 2022 to the shareholders of record of the Company's common stock at the closing of trading on November 28, 2022.

In January 2023, the Board of Directors of the Company declared a cash dividend of $0.50 per share on each of its  Series C preferred shares (NYSE: SB.PR.C) and Series D preferred shares (NYSE: SB.PR.D) for the period from October 30, 2022 to January 29, 2023, which was paid on January 30, 2023 to the shareholders of record as of January 20, 2023.

On February 14, 2023, the Board of Directors of the Company declared a cash dividend on the Company’s common stock of $0.05 per share which is payable on March 17, 2023 to the shareholders of record of the Company's common stock at the closing of trading on March 1, 2023. As of February 10, 2023, the Company had 118,878,626 shares of common stock issued and outstanding.

The declaration and payment of dividends, if any, will always be subject to the discretion of the Board of Directors of the Company. There is no guarantee that the Company’s Board of Directors will determine to issue cash dividends in the future. The timing and amount of any dividends declared will depend on, among other things: (i) the Company’s earnings, fleet employment profile, financial condition and cash requirements and available sources of liquidity; (ii) decisions in relation to the Company’s growth, fleet renewal and leverage strategies; (iii) provisions of Marshall Islands and Liberian law governing the payment of dividends; (iv) restrictive covenants in the Company’s existing and future debt instruments; and (v) global economic and financial conditions.

Conference Call

On Wednesday, February 15, 2023, at 9:00 A.M. Eastern Time, the Company’s management team will host a conference call to discuss the Company’s financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: +1 877 405

1226 (US Toll-Free Dial In) or +1 201 689 7823 (US and Standard International Dial In), or +0 800 756 3429 (UK Toll-Free Dial In). Please quote “Safe Bulkers” to the operator and/or conference ID 13734173. Click here for additional participant International Toll-Free access numbers.

Alternatively, participants can register for the call using the call me option for a faster connection to join the conference call. You can enter your phone number and let the system call you right away. Click here for the call me option.

Slides and Audio Webcast

There will also be a live, and then archived, webcast of the conference call and accompanying slides, available through the Company’s website. To listen to the archived audio file, visit our website www.safebulkers.com and click on Events & Presentations. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Management Discussion of Fourth Quarter 2022 Results

During the fourth quarter of 2022, we operated in a gradually weakening charter market environment compared to the previous quarter, with decreased revenues due to lower hires, increased earnings from Scrubber fitted vessels, increased operating expenses, and higher interest expenses due to increasing interest rates. During the fourth quarter of 2022, we operated 44.00 vessels on average earning a TCE of $21,078 compared to 39.23 vessels earning a TCE of $26,180 during the same period in 2021. The net income for the fourth quarter of 2022 reached $34.9 million compared to net income of $65.2 million during the same period in 2021. In more detail, the change in net income resulted from the following main factors:

Net revenues: Net revenues decreased by 6% to $86.7 million for the fourth quarter of 2022, compared to $92.4 million for the same period in 2021, mainly due to lower revenues from hires partially set off by increased revenues earned by our Scrubber fitted vessels.

Vessel operating expenses: Vessel operating expenses increased by 16% to $21.5 million for the fourth quarter of 2022 compared to $18.6 million for the same period in 2021. Certain detailed information for the costs included in the vessel operating expenses are subsequently provided: (i) dry docking expense increased to $2.0 million related to one fully completed and one partially completed drydocking during the fourth quarter of 2022, compared to $1.6 million related to three drydockings for the same period of 2021, (ii) spare parts increased to $2.8 million for the fourth quarter of 2022, compared to $2.0 million for the same period in 2021, mainly as a result of the increased average number of vessels during the fourth quarter of 2022 (iii) crew wages increased to $8.4 million for the fourth quarter of 2022 compared to $7.4 million for the same period in 2021 mainly due to the increased average number of vessels during the fourth quarter of 2022 , (iv) crew repatriation and related costs decreased to $1.0 million for the fourth quarter of 2022 compared to $1.2 million for the same period in 2021, as a result of gradual easing of Covid-related travelling restrictions, (v) stores and provisions expenses increased to $2.1 million for the fourth quarter of 2022, compared to $1.7 million for the same period in 2021 mainly as a result of the increased average number of vessels during the fourth quarter of 2022 (vi) insurance cost increased to $1.3 million for the fourth quarter of 2022 compared to $0.9 million for the same period in 2021 mainly as a result of the increased average number of vessels during the fourth quarter of 2022 and (vii) lubricants cost increased to $1.2 million for the fourth quarter of 2022, compared to $0.9 million for the same period in 2021 due to lubricants cost appreciation. The Company expenses dry-docking and pre-delivery costs as incurred, which costs may vary from period to period. Excluding dry-docking costs and pre-delivery expenses of $2.0 million and $1.7 million for the fourth quarter of 2022 and 2021, respectively, vessel operating expenses increased by 16% to $19.5 million during the fourth quarter of 2022 in comparison to $16.9 million during the same quarter of 2021. Dry-docking expense is related to the number of dry-dockings in each period and pre-delivery expenses are related to the number of vessel deliveries and second hand acquisitions in each period. Other shipping companies may defer and amortize dry-docking expense and many do not include dry-docking expenses within vessel operating expenses costs but present these separately.

Depreciation: Depreciation expense decreased by $0.2 million, or 1% to $13.0 million for the fourth quarter of 2022, compared to $13.2 million for the same period in 2021, as a result of the change in the estimate of vessels' residual value, from a scrap rate of $182 per light weight ton to $375 per light weight ton, effective January 1, 2022, partially set off  by the increased number of vessels during the fourth quarter of 2022. The basic and diluted net earnings per share for the three months ended December 31, 2022 would have been $0.26 per share and $0.26 per share, respectively, if there was no change in the estimated scrap value, representing a $0.02 and $0.02 reduction to the basic and diluted net earnings per share, respectively.

Gain on assets sale: Gain on sale of assets for the fourth quarter of 2022 was zero, compared to $10.9 million for the same period in 2021, as a result of a gain of $5.2 million from the sale of MV Pedhoulas Fighter and of $5.7 million from the sale of MV Koulitsa.

Other operating expenses: Other operating expenses of $3.6 million during the fourth quarter of 2022 represents loss from the valuation of the bunkers remaining on board our vessels, which were affected by the decline of bunker market prices during the relevant period.

Interest expense: Interest expense increased to $5.9 million in the fourth quarter of 2022 compared to $2.9 million for the same period in 2021, mainly as a result of the increased weighted average interest rate of 4.27% during the fourth quarter of 2022, compared to 2.46% for the same period in 2021, due to increased USD rates environment.

Gain on derivatives: Gain on derivatives amounted to $3.3 million in the fourth quarter of 2022 compared to a gain of $4.2 million for the same period in 2021, mainly due to increased gains on Foreign currency agreements fair value.

Daily vessel operating expenses: Daily vessel operating expenses, calculated by dividing vessel operating expenses by the ownership days of the relevant period, increased by 3% to $5,323 for the fourth quarter of 2022 compared to $5,149 for the same period in 2021. Daily vessel operating expenses excluding dry-docking  expenses increased by 3%  to $4,822 for the fourth quarter of 2022 compared to $4,666 for the same period in 2021.

Daily general and administrative expenses18: Daily general and administrative expenses, which include management fees payable to our Managers and daily company administration expenses, decreased by 5% to $1,437 for the fourth quarter of 2022, compared to $1,517 for the same period in 2021, as a result of the weakening of the Euro / U.S. Dollar exchange rate during the fourth quarter of 2022.

Balance sheet

Right-of-use asset/Lease Liability: As of December 31, 2021, we had classified the asset and liability directly associated with the acquisition of the vessel Stelios Y: as (a) Right-of-use asset and presented it on the balance sheet separately under Fixed assets in the amount of $31.9 million, which represents (i) the advance payments and additional purchase costs paid for the vessel and (ii) the future payments under the 12-month period bareboat charter that commenced in November 2021 net of accumulated depreciation of $0.2 million, and as (b) Current Lease liabilities of $21.9 million, representing the outstanding balance of the present value of the lease payments of the above mentioned 12-month bareboat charter. During the fourth quarter of 2022, at the end of the lease period of the bareboat charter, the ownership of MV Stelios Y  was transferred to the Company.

18  See table 5

Assets held for sale/Liabilities directly associated with assets held for sale: As of December 31, 2022, we had classified the assets and liabilities directly associated with the vessel Pedhoulas Trader as assets held for sale and presented them on the balance sheet separately under (a) current assets in the amount of $12.0 million, which represented the net book value of the vessel and her inventories, and (b) liabilities directly associated with assets held for sale of $16.9 million, representing the sale proceeds and the value of estimated bunkers and lubricants on board that had been received prior to the delivery of the vessel in January 2023.

Unaudited Interim Financial Information and Other Data

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

(In thousands of U.S. Dollars except for share and per share data)

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2021	2022	2021	2022
REVENUES:
Revenues	96,442	90,108	343,475	364,050
Commissions	(4,001)	(3,451)	(14,444)	(14,332)
Net revenues	92,441	86,657	329,031	349,718
EXPENSES:
Voyage expenses	(469)	(2,935)	(9,753)	(9,969)
Vessel operating expenses	(18,581)	(21,548)	(72,049)	(80,211)
Depreciation	(13,211)	(13,037)	(52,364)	(49,518)
General and administrative expenses	(5,474)	(5,818)	(22,498)	(21,802)
Gain on sale of assets	10,947	—	11,579	—
Other operating expenses	—	(3,570)	—	(3,570)
Early redelivery income	—	—	7,470	—
Operating income	65,653	39,749	191,416	184,648
OTHER (EXPENSE) / INCOME:
Interest expense	(2,893)	(5,867)	(14,719)	(17,138)
Other finance cost	(337)	(364)	(798)	(1,353)
Interest income	6	487	69	783
Gain on derivatives	4,165	3,349	2,188	8,723
Foreign currency loss	(299)	(1,926)	(910)	(1,101)
Amortization and write-off of deferred finance charges	(1,090)	(555)	(2,898)	(2,008)
Net income	65,205	34,873	174,348	172,554
Less Preferred dividend	2,746	2,000	11,064	8,978
Plus Mezzanine equity measurement	—	—	(271)	—
Net income available to common shareholders	62,459	32,873	163,555	163,576
Earnings per share basic and diluted	0.51	0.28	1.44	1.36
Weighted average number of shares	121,644,971	118,936,165	113,716,354	120,653,507

	Twelve-Months Period Ended December 31,
	2021	2022
(In millions of U.S. Dollars)
CASH FLOW DATA
Net cash provided by operating activities	217.2	218.0
Net cash provided by/(used in) investing activities	8.6	(229.4)
Net cash used in financing activities	(225.9)	(40.1)
Net decrease in cash and cash equivalents	(0.1)	(51.5)

SAFE BULKERS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(In thousands of U.S. Dollars)

	December 31, 2021	December 31, 2022
ASSETS
Cash and cash equivalents, time deposits, and restricted cash	102,084	114,377
Other current assets	22,032	31,344
Assets held for sale	—	11,980
Vessels, net	864,391	1,001,120
Right-of-use asset	31,938	—
Advances for vessels	56,484	76,280
Restricted cash non-current	10,250	8,900
Other non-current assets	7,141	1,917
Total assets	1,094,320	1,245,918
LIABILITIES AND EQUITY
Current portion of long-term debt	39,912	43,556
Liabilities directly associated with asset held for sale	—	16,930
Lease liability	21,945	—
Other current liabilities	26,835	30,831
Long-term debt, net of current portion	315,796	370,806
Other non-current liabilities	10,592	11,879
Shareholders’ equity	679,240	771,916
Total liabilities and equity	1,094,320	1,245,918

TABLE 4

RECONCILIATION OF ADJUSTED NET INCOME, EBITDA, ADJUSTED EBITDA AND ADJUSTED EARNINGS PER SHARE

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
(In thousands of U.S. Dollars except for share and per share data)	2021	2022	2021	2022
Adjusted Net Income
Net Income	65,205	34,873	174,348	172,554
Less Gain on sale of assets	(10,947)	—	(11,579)	—
Less Gain on derivatives	(4,165)	(3,349)	(2,188)	(8,723)
Plus Foreign currency loss	299	1,926	910	1,101
Less Early redelivery income	—	—	(7,470)	—
Plus Other operating expenses	—	3,570	—	3,570
Adjusted net income	50,392	37,020	154,021	168,502
EBITDA - Adjusted EBITDA
Net Income	65,205	34,873	174,348	172,554
Plus Net Interest expense	2,887	5,380	14,650	16,355
Plus Depreciation	13,211	13,037	52,364	49,518
Plus Amortization and write-off of deferred finance charges	1,090	555	2,898	2,008
EBITDA	82,393	53,845	244,260	240,435
Less Gain on sale of assets	(10,947)	—	(11,579)	—
Less Early redelivery income	—	—	(7,470)	—
Plus Other operating expenses	—	3,570	—	3,570
Less Gain on derivatives	(4,165)	(3,349)	(2,188)	(8,723)
Plus Foreign currency loss	299	1,926	910	1,101
ADJUSTED EBITDA	67,580	55,992	223,933	236,383
Earnings per share
Net Income	65,205	34,873	174,348	172,554
Less Preferred dividend	2,746	2,000	11,064	8,978
Plus Mezzanine equity measurement	—	—	(271)	—
Net income available to common shareholders	62,459	32,873	163,555	163,576
Weighted average number of shares	121,644,971	118,936,165	113,716,354	120,653,507
Earnings per share	0.51	0.28	1.44	1.36
Adjusted Earnings per share
Adjusted net income	50,392	37,020	154,021	168,502
Less Preferred dividend	2,746	2,000	11,064	8,978
Plus Mezzanine equity measurement	—	—	(271)	—
Adjusted Net income available to common shareholders	47,646	35,020	143,228	159,524
Weighted average number of shares	121,644,971	118,936,165	113,716,354	120,653,507
Adjusted Earnings per share	0.39	0.29	1.26	1.32

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are not recognized measurements under US

GAAP.

- EBITDA represents Net income/ before interest, income tax expense, depreciation and amortization.

- Adjusted EBITDA represents EBITDA before impairment and loss on vessels held for sale, gain on sale of assets, gain on derivatives, early redelivery income, other operating expenses and loss on foreign currency.

- Adjusted Net income represents Net income before impairment and  gain on sale of assets, gain on derivatives, early redelivery income,other operating expenses and loss on foreign currency.

- Adjusted earnings per share represents Adjusted Net income less preferred dividend and mezzanine equity measurement divided by the weighted average number of shares.

- EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Company believes that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. The Company believes that including these supplemental financial measures assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our financial and operational performance in assessing whether to continue investing in us. The Company believes that EBITDA, Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share are useful in evaluating the Company’s operating performance from period to period because the calculation of EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, the calculation of Adjusted EBITDA and Adjusted Net Income/(loss) generally further eliminates from EBITDA and Net Income/(loss) respectively the effects from impairment and loss on vessels held for sale, gain/(loss) on sale of assets, gain/(loss) on derivatives, early redelivery income/(cost), other operating expenses and gain/(loss) on foreign currency, items which may vary from year to year and for different companies for reasons unrelated to overall operating performance. EBITDA, Adjusted EBITDA,

Adjusted Net income and Adjusted earnings per share have limitations as analytical tools, and should not be considered in isolation, or as a substitute for analysis of the Company’s results as reported under US GAAP. While EBITDA and Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share, are frequently used as measures of operating results and performance, they are not necessarily comparable to other similarly titled captions of other companies due to differences in methods of calculation. In evaluating Adjusted EBITDA, Adjusted Net income/(loss) and Adjusted earnings/(loss) per share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Net income and Adjusted earnings per share should not be construed as an inference that our future results will be unaffected by the excluded items.

TABLE 5: FLEET DATA, AVERAGE DAILY INDICATORS RECONCILIATION

	Three-Months Period Ended December 31,		Twelve-Months Period Ended December 31,
	2021	2022	2021	2022
FLEET DATA
Number of vessels at period end	39	44	39	44
Average age of fleet (in years)	10.30	10.72	10.30	10.72
Ownership days (1)	3,609	4,048	14,916	15,321
Available days (2)	3,513	3,972	14,678	14,959
Average number of vessels in the period (3)	39.23	44.00	40.87	41.98
AVERAGE DAILY RESULTS
Time charter equivalent rate (4)	$ 26,180	$ 21,078	$ 21,752	$ 22,712
Daily vessel operating expenses (5)	$ 5,149	$ 5,323	$ 4,830	$ 5,235
Daily vessel operating expenses excluding dry-docking and pre-delivery expenses (6)	$ 4,666	$ 4,822	$ 4,529	$ 4,738
Daily general and administrative expenses (7)	$ 1,517	$ 1,437	$ 1,508	$ 1,423
TIME CHARTER EQUIVALENT RATE RECONCILIATION
(In thousands of U.S. Dollars except for available days and Time charter equivalent rate)
Revenues	$ 96,442	$ 90,108	$ 343,475	$ 364,050
Less commissions	(4,001)	(3,451)	(14,444)	(14,332)
Less voyage expenses	(469)	(2,935)	(9,753)	(9,969)
Time charter equivalent revenue	$ 91,972	$ 83,722	$ 319,278	$ 339,749
Available days (2)	3,513	3,972	14,678	14,959
Time charter equivalent rate (4)	$ 26,180	$ 21,078	$ 21,752	$ 22,712

_____________

(1) Ownership days represent the aggregate number of days in a period during which each vessel in our fleet has been owned by us.

(2) Available days represent the total number of days in a period during which each vessel in our fleet was in our possession, net of off-hire days associated with scheduled maintenance, which includes major repairs, drydockings, vessel upgrades or special or intermediate surveys.

(3) Average number of vessels in the period is calculated by dividing ownership days in the period by the number of days in that period.

(4) Time charter equivalent rate, or TCE rate, represents our charter revenues less commissions and voyage expenses during a period divided by the number of available days during such period. TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on period time charters and spot time charters with daily earnings generated by vessels on voyage charters, because charter rates for vessels on voyage charters are generally not expressed in per day amounts, while charter rates for vessels on period time charters and spot time charters generally are expressed in such amounts. We have only rarely employed our vessels on voyage charters and, as a result, generally our TCE rates approximate our time charter rates.

(5) Daily vessel operating expenses are calculated by dividing vessel operating expenses for the relevant period by ownership days for such period. Vessel operating expenses include crewing, insurance, lubricants, spare parts, provisions, stores, repairs, maintenance including dry-docking, statutory and classification expenses and other miscellaneous items.

(6) Daily vessel operating expenses excluding dry-docking and pre-delivery expenses are calculated by dividing vessel operating expenses excluding dry-docking and pre-delivery expenses for the relevant period by ownership days for such period. Dry-docking expenses include costs of shipyard, paints and agent expenses and pre-delivery expenses include initially supplied spare parts, stores, provisions and other miscellaneous items provided to a newbuild acquisition prior to their operation.

(7) Daily general and administrative expenses are calculated by dividing general and administrative expenses for the relevant period by ownership days for such period. Daily general and administrative expenses include daily management fees payable to our Managers and daily company administration expenses.

Table 6: Detailed fleet and employment profile as of February 10, 2023

Vessel Name	Dwt	Year Built [1]	Country of Construction	Charter Type	Charter Rate [2]	Commissions [3]	Charter Period [4]
CURRENT FLEET
Panamax
Katerina	76,000	2004	Japan	Period[20]	$10,950 + 50% *101% BPI 74 4TC	5.00%	September 2022	August 2023
Maritsa	76,000	2005	Japan	Spot	$ 8,250	5.00%	January 2023	March 2023
Paraskevi 2	75,000	2011	Japan	Period	$ 15,250	5.00%	September 2022	March 2023
Efrossini	75,000	2012	Japan	Period[22]	BPI 74 4TC * 103%	3.75%	March 2022	February 2023
Zoe [11]	75,000	2013	Japan	Period[23]	BPI 74 4TC * 104.25%	5.00%	September 2022	July 2023
Koulitsa 2	78,100	2013	Japan	Spot	$ 11,750	3.75%	January 2023	March 2023
				Period[31]	BPI 74 4TC * 114%	3.75%	March 2023	November 2023
Kypros Land [11]	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sea	77,100	2014	Japan	Period[13]	$ 13,800	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$ 24,123	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	July 2025
Kypros Bravery	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Sky [9]	77,100	2015	Japan	Period[12]	$ 11,750	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	August 2025
Kypros Loyalty	78,000	2015	Japan	Period[12]	$ 11,750	3.75%	July 2020	July 2022
					BPI 82 5TC * 97% - $2,150	3.75%	July 2022	September 2022
					$ 23,153	3.75%	September 2022	December 2022
					BPI 82 5TC * 97% - $2,150	3.75%	December 2022	July 2025
Kypros Spirit [9]	78,000	2016	Japan	Period[13]	$ 13,800	3.75%	August 2020	August 2022
					BPI 82 5TC * 97% - $2,150	3.75%	August 2022	July 2025
Kamsarmax
Pedhoulas Merchant	82,300	2006	Japan	Period	$ 25,900	3.75%	March 2022	March 2023
Pedhoulas Leader	82,300	2007	Japan	Period[33]	BPI 82 5TC * 98%	3.75%	January 2023	October 2023
Pedhoulas Commander	83,700	2008	Japan	Period[32]	$7,000 + 50% * BPI 82 5TC	5.00%	December 2022	June 2023
Pedhoulas Cherry	82,000	2015	China	Period[18]	$ 24,000	5.00%	July 2022	August 2023
Pedhoulas Rose	82,000	2017	China	Period[18,25]	$10,500 + 50% *104% BPI 82 5TC	5.00%	November 2022	May 2023
Pedhoulas Cedrus[14]	81,800	2018	Japan	Period	$ 21,000	5.00%	August 2022	March 2023
Vassos[8]	82,000	2022	Japan	Period	$ 21,500	5.00%	October 2022	April 2023
Post-Panamax
Marina	87,000	2006	Japan	Spot [18]	$ 10,000	5.00%	December 2022	February 2023
Xenia	87,000	2006	Japan	Spot[18]	$ 7,000	3.75%	February 2023	March 2023
Sophia	87,000	2007	Japan	Spot[18]	$ 13,900	5.00%	January 2023	March 2023
Eleni	87,000	2008	Japan	Spot [18]	$ 7,000	5.00%	January 2023	March 2023
Martine	87,000	2009	Japan	Spot[18]	$ 27,000	5.00%	February 2023	April 2023
Andreas K	92,000	2009	South Korea
Panayiota K [10]	92,000	2010	South Korea	Spot[35,18]	$ 12,000	5.00%	February 2023	March 2023
Agios Spyridonas [10]	92,000	2010	South Korea	Spot[18]	$ 29,000	5.00%	January 2023	March 2023
Venus Heritage [11]	95,800	2010	Japan	Spot[18]	$ 7,500	5.00%	January 2023	February 2023
Venus History [11]	95,800	2011	Japan	Spot [18]	$ 13,000	5.00%	December 2022	February 2023
Venus Horizon	95,800	2012	Japan	Period[18]	$ 27,950	5.00%	May 2022	March 2023
Venus Harmony	95,700	2013	Japan	Spot	$ 10,750	5.00%	January 2023	February 2023
Troodos Sun [16]	85,000	2016	Japan	Period [18,19]	BPI 82 5TC * 114%	5.00%	June 2021	April 2023
Troodos Air	85,000	2016	Japan	Period [18]	$ 28,000	5.00%	May 2022	June 2023
Troodos Oak	85,000	2020	Japan	Period	$ 15,500	3.75%	December 2022	August 2023
Climate Respect	87,000	2022	Japan	Period	$ 18,500	5.00%	December 2022	October 2023
Climate Ethics	87,000	2023	Japan	Period	$ 18,500	5.00%	January 2023	November 2023
Capesize
Mount Troodos	181,400	2009	Japan	Period[17]	$ 34,500	3.75%	April 2022	March 2023
				Period[28,18]	BCI 5TC * 106%	3.75%	March 2023	January 2024
Kanaris	178,100	2010	China	Period [5]	$ 25,928	2.50%	September 2011	September 2031
Pelopidas	176,000	2011	China	Period [27,18]	$ 25,250	3.75%	June 2022	May 2025
Aghia Sofia[24]	176,000	2012	China	Spot[26]	BCI 5TC * 112%	5.00%	December 2022	March 2023
				Period[34,18]	BCI 5TC * 123%	5.00%	May 2023	April 2024
Lake Despina [7]	181,400	2014	Japan	Period [6]	$ 25,200	5.00%	February 2022	February 2025
Stelios Y	181,400	2012	Japan	Period [15]	$ 24,400	3.75%	November 2021	November 2024
				Period[29]	BCI 5TC * 117%	3.75%	November 2024	February 2027
Maria	181,300	2014	Japan	Period[30,18]	BCI 5TC * 130%	3.75%	January 2023	January 2024
Michalis H	180,400	2012	China	Period[21]	$ 23,000	3.75%	September 2022	July 2025
TOTAL	4,455,600
Orderbook
TBN	87,000	Q2 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q4 2023	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,000	Q1 2024	Japan
TBN	82,500	Q3 2024	China
TBN	82,500	Q1 2025	China
TOTAL	662,000

(1) For existing vessels, the year represents the year built. For any newbuilds, the date shown reflects the expected delivery dates.

(2) Quoted charter rates are the recognized daily gross charter rates. For charter parties with variable rates among periods or consecutive charter parties with the same charterer, the recognized gross daily charter rate represents the weighted average gross daily charter rate over the duration of the applicable charter period or series of charter periods, as applicable. In the case of a charter agreement that provides for additional payments, namely ballast bonus to compensate for vessel repositioning, the gross daily charter rate presented has been adjusted to reflect estimated vessel repositioning expenses. Gross charter rates are inclusive of commissions. Net charter rates are charter rates after the payment of commissions. In the case of voyage charters, the charter rate represents revenue recognized on a pro rata basis over the duration of the voyage from load to discharge port less related voyage expenses.

(3) Commissions reflect payments made to third-party brokers or our charterers.

(4) The start dates listed reflect either actual start dates or, in the case of contracted charters that had not commenced as of February 10, 2023, the scheduled start dates. Actual start dates and redelivery dates may differ from the referenced scheduled start and redelivery dates depending on the terms of the charter and market conditions and does not reflect the options to extend the period time charter.

(5) Charterer of MV Kanaris agreed to reimburse us for part of the cost of the scrubbers and BWTS installed on the vessel, which is recorded by increasing the recognized daily charter rate by $634 over the remaining tenor of the time charter party.

(6) A period time charter for a duration of 3 years at a gross daily charter rate of $22,500 plus an one-off $3.0 million payment upon charter commencement. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $27,500.

(7) MV Lake Despina was sold and leased back in April 2021 on a bareboat charter basis for a period of seven years with a purchase option in favor of the Company five years and six months following the commencement of the bareboat charter period at a predetermined purchase price.

(8) MV Vassos was sold and leased back in May 2022 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(9) MV Kypros Sky and MV Kypros Spirit were sold and leased back in December 2019 on a bareboat charter basis for a period of eight years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(10) MV Panayiota K and MV Agios Spyridonas were sold and leased back in January 2020 on a bareboat charter basis for a period of six years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices. In January 2023 the Company exercised the purchase options in both vessels and the ownership of MV Panayiota K and MV Agios Spyridonas was transferred back to the Company.

(11) MV Zoe, MV Kypros Land, MV Venus Heritage and MV Venus History were sold and leased back in November 2019, on a bareboat charter basis, one for a period of eight years and three for a period of seven and a half years, with a purchase option in favor of the Company five years and nine months following the commencement of the bareboat charter period at a predetermined purchase price.

(12) A period time charter of five years at a daily gross charter rate of $11,750 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(13) A period time charter of five years at a daily gross charter rate of $13,800 for the first two years and a gross daily charter rate linked to the BPI-82 5TC times 97% minus $2,150, for the remaining period.

(14) MV Pedhoulas Cedrus was sold and leased back in February 2021 on a bareboat charter basis for a period of ten years with a purchase option in favor of the Company three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(15) A period time charter for a duration of 3 years at a gross daily charter rate of $24,400. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at a gross daily charter rate of $26,500.

(16) MV Troodos Sun was sold and leased back in September 2021 on a bareboat charter basis for a period of ten years, with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(17) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is included on the daily gross charter rate presented.

(18) Scrubber benefit was agreed on the basis of fuel consumption of heavy fuel oil and the price differential between the heavy fuel oil and the compliant fuel cost for the voyage and is not included on the daily gross charter rate presented.

(19) A period time charter of 22 to 26 months at a daily gross charter rate linked to the BPI-82 5TC times 114% .

(20) A period time charter of 11 to 13 months at a daily gross charter rate of $10,950 plus additional  gross daily charter rate linked to the 50% of the BPI-74 4TC times 101% .

(21) A period time charter for a minimum duration of  three years at a gross daily charter rate of $23,000. The charter agreement also grants the charterer an option to extend the period time charter for an additional year at the same gross daily charter rate.

(22) A period time charter of 11 to 14 months at a daily gross charter rate linked to the BPI-74 4TC times 103% .

(23) A period time charter of 10 to 13 months at a daily gross charter rate linked to the BPI-74 4TC times 104.25% .

(24) MV Aghia Sofia was sold and leased back in September 2022 on a bareboat charter basis, for a period of 5 years  with purchase options in favor of the Company commencing three years following the commencement of the bareboat charter period and a purchase obligation at the end of the bareboat charter period, all at predetermined purchase prices.

(25) A period time charter of 6 to 8 months at a daily gross charter rate of $10,500 plus additional gross daily charter rate linked to the 50% of the BPI-82 5TC times 104% .

(26) A spot time charter at a daily gross charter rate linked to the BCI 5TC times 112%.

(27) A period time charter for a duration of  three years at a gross daily charter rate of $25,250. The charter agreement also grants the charterer an option to extend the period time charter for an additional year  at the same gross daily charter rate.

(28) A period time charter for a duration of 11 to 14 months at a gross daily charter rate linked to the BCI 5TC times 106%.

(29) A period time charter for a duration of  two and a half  years at a gross daily charter rate linked to the BCI 5TC times 117%. The charter agreement also grants the charterer an option to extend the period time charter for an additional three years  at a gross daily charter rate of $23,000.

(30) A period time charter for a duration of 12 to 18 months at a gross daily charter rate linked to the BCI 5TC times 130%.

(31) A period time charter of 8 to 10 months at a daily gross charter rate linked to the BPI-74 4TC times 114% .

(32) A period time charter of 7 to 10 months at a daily gross charter rate of $7,000 plus additional gross daily charter rate linked to the 50% of the BPI-82 5TC.

(33) A period time charter of 9 to 12 months at a daily gross charter rate linked to the BPI-82 5TC times 98% .

(34) A period time charter for a duration of 11 to 14 months at a gross daily charter rate linked to the BCI 5TC times 123%.

(35) A spot time charter at a daily gross charter rate of $12,000 plus ballast bonus of $0.4 million upon charter commencement.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, series C preferred stock and series D preferred stock are listed on the NYSE, and trade under the symbols “SB”, “SB.PR.C”, and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Exchange Act of 1934, as amended, and in Section 21E of the Securities Act of 1933, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, business disruptions due to natural disasters or other events, such as the recent COVID-19 pandemic, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, changes in TCE rates, changes in fuel prices, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President

Safe Bulkers, Inc.

Tel.: +30 21 11888400

+357 25 887200

E-Mail:directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail:safebulkers@capitallink.com